

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 11, 2008

Mr. Jason Gonzalez
President and Chief Executive Officer
Visual Management Systems, Inc.
1000 Industrial Way North, Suite C
Toms River, New Jersey 08755

> **Re:** **Visual Management Systems, Inc.**
> **Item 4.02 Form 8-K**
> **Filed April 8, 2008**
> **File No. 333-133936**

Dear Mr. Gonzalez:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.02 Form 8-K filed April 8, 2008

1.   We note that you intend to file a Form 10-QSB/A for the fiscal quarters ended August 31, 2007 and September 30, 2007 and an amendment to the Form 8-K/A filed on January 31, 2008. Please tell us when you anticipate filing the restated financial statements and Form 8-K information.

2.   Clarify for us whether your certifying officers have reconsidered the effectiveness of your disclosure controls and procedures as of the end of the periods covered by the financial statements you intend to restate in light of the potential errors you

are assessing and indicate the results of that reconsideration. Please confirm that you will provide like disclosure in the filings you have indicated you will amend. Additionally, tell us what impact the errors had on the evaluation of disclosure controls and procedures as of your most recent fiscal quarter ended March 31, 2008. In this regard, we note your disclosure that the errors identified resulted from, among other things, "the failure to maintain proper controls over accounting procedures."

Closing Comments

Please respond to these comments within five business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief